Koor Industries Ltd.

                                                     Office Of Legal Counsel
                                                     21 Ha'arba'ah st.
                                                     Tel-Aviv 64739
                                                     Israel
                                                     Tel.:972-3-6238420
                                                     Fax: 972-3-6238425

                                                     20 November 2001




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The Securities Authority The Tel Aviv Stock Exchange  The Registrar of Companies
22 Kanfei Nesharim St.   54 Ahad Ha'am St.            97 Yafo St.
Jerusalem 95464          Tel Aviv 65202               Jerusalem 91007
---------------          --------------               ---------------

Fax: 02-6513940          Fax: 03-5105379


Dear Sirs,


Re: Immediate Report (NO. 12/2001) regarding the nomination of a Director (Not an Independent Director)
      Koor Industries Ltd. (Company No. 52-001414-3)


1.       Name:                                Dan Dankner

2.       Date of Nomination:                  November 15, 2001

3.       ID No.:                              05-958128-0

4.       Date of Birth:                       1960

5.       Citizenship                          Israeli

6.       Residential Address:                 P.O.Box 81 Atlit

7.       Education:                           Academic

8.       Occupation/s over last five years:   Vice Chairman of the Board of
                                              Directors of Bank Hapoalim
                                              Ltd., Joint Chairman of the
                                              Board of Directors of Taasiot
                                              Melach Leisrael Ltd.,
                                              Chairman of the Board of
                                              Directors of Poalim Venture
                                              Services Israel Ltd.

9.       Companies in which he serves         Hamelach Leisrael Company
         as or has served as a director       Ltd., Hamelach (Eilat) 1976
         over the past five years:            Ltd., Dankner Hashkaot Ltd.,
                                              Raphael Katz Vshut Amilut
                                              Meches Ltd., Nave Shoshana
                                              Ltd., Argad Taasiot
                                              Lehashbachat Mayim Ltd., Adam
                                              Dan Ltd., Plasma Laser
                                              Technologies Ltd., Chimergy
                                              Ltd., Intex Nadlan Tassiot
                                              Ltd., Intex High Tech Ltd.,
                                              Intex Hachzakot Ltd., Danran
                                              Hachzakot Ltd., Elgar Migdal
                                              Lehashkaot Ltd., Elran (D.D.)
                                              Lehashkaot Ltd., G.D.A.D.
                                              Pituach Atlit Ltd., Dankner
                                              D.D. Tassiot Ltd., Linoy
                                              Hachzakot Ltd., Dor
                                              Chemicalim Ltd., Hapoalim
                                              U.S.A. Holding Company Inc.,
                                              Also a member of the Keren
                                              Kidum Foundation.

10.  Is an employee of an Interested Party
     in the Company.

11.  Is not a near relative of another
     Interested Party in the Company.

12.  Whether the Director holds shares        Holds 308,021 shares of
     and Convertible Securities in the        Makhteshim - Agan Industries
     Company, a subsidiary, or an affiliate.  Ltd, a subsidiary of the
     Details of shares and convertible        Company.
     securities held in the company,
     a Subsidiary, or an Affiliate
     thereof:



                                              Yours Sincerely,


                                              Shlomo Heller, Adv.
                                                 Legal Counsel